BH SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	27,258
Prepaid expenses and deposits		1,891
Total assets	$	29,149

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	1,925
Total liabilities	$	1,925
MEMBER'S EQUITY	$	27,224
Total liabilities and member's equity	$	29,149

(The accompanying notes to financial statements are an integral part of these statements.)